EXHIBIT 12


                   360 COMMUNICATIONS COMPANY AND SUBSIDIARIES

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                             (THOUSANDS OF DOLLARS)




                                 For the Year Ended December 31, 1996
                        -------------------------------------------------------
Earnings                   1996        1995      1994        1993       1992
                        ----------  --------- ---------- ----------- ---------
Income (loss) before
  cumulative effects of
  changes in
  accounting principles $   59,519  $  (1,695)$ (19,757) $  (49,897)  $(62,220)
Adjustment for minority
  interest in majority
  owned affiliates          46,622     34,269     22,110      9,697      4,467
Share of distributed
  income of less-than
  50%-owned affiliates
  net of equity pick-up    (27,838)    (7,206)   (10,899)   (10,466)    (5,320)
 Adjustment for 50%-
  owned affiliates         (10,327)    (4,847)    (4,966)    (1,727)   (13,376)
Capitalized interest        (2,234)    (1,553)    (1,097)      (712)    (1,061)
Income tax provision        57,829     25,405      5,697     (7,112)   (17,309)
                        ----------  --------- ---------- ----------  ----------
Subtotal                   123,571     44,373     (8,912)   (60,217)   (94,819)

Fixed charges
Interest charges           108,598    128,793     99,534     86,121     87,723
Interest portion of
  operating rents            6,753      5,868      4,115      2,524      1,851
Adjustment for 50%-
  owned affiliates           2,200      2,474      1,990      1,698      1,481
                        ---------- ---------- ---------- ----------  ----------
Total fixed charges        117,551    137,135    105,639     90,343     91,055
                        ---------- ---------- ---------- ----------  ----------
Earnings, as adjusted   $  241,121 $  181,508 $   96,727 $   30,126   $  (3,764)
                        ========== ========== ========== ==========  ==========
Ratio of earnings to
  fixed charges               2.05       1.32
                        ========== ==========


------------

 NOTE: The ratio of earnings  to fixed  charges  have been  computed by dividing fixed charges into the sum of (a) income (loss) before cumulative effects of changes in accounting principles, less capitalized interest and with adjustments to appropriately reflect the Company's majority-owned, 50%-owned, and less-than-50%-owned affiliates, (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness and the interest component of operating rents, with adjustments as appropriate to reflect the Company's 50%-owned affiliates. For each of the three years in the period ended December 31, 1994, the deficit of earnings to fixed charges was $8,912,000, $60,217,000 and $94,819,000, respectively.